Exhibit 99.3

NICE Workforce Management Implemented at Air China with
Tailored Scheduling Capability to Improve Operational Efficiency

NICE’s rich product capabilities will help Air China increase forecast accuracy and allow employees to better control their scheduling

RA’ANANA, ISRAEL, October 14, 2013, NICE Systems (NASDAQ: NICE) today announced it is helping Air China streamline its service operations in order to enhance efficiency across its five contact centers. The leading Chinese airline recently completed implementation of NICE Workforce Management (WFM), including a “packaged scheduling” capability, which enables the company to schedule its agents according to a predefined sequence of shifts spanning multiple days.

NICE WFM, part of NICE’s leading Workforce Optimization suite, offers improved contact center scheduling and increased forecast accuracy. Beyond these core capabilities, packaged scheduling will help the company address agent shortages and ensure that scheduling changes and onsite management are done in the most efficient manner. Furthermore, since many of Air China’s employees spend several days at a time on the Air China contact center campus, this capability will enable them to optimize their time and better control their individual scheduling.

“By adapting the NICE Workforce Management solution to our contact center environment, we will be able to significantly improve our operational efficiency and help agents easily manage their own schedules,” Ma Xuefeng, Senior Manager at the Air China Customer Support Center. “After evaluating multiple vendors, to date NICE was the only one able to deliver a rich set of capabilities to help us forecast and schedule our staffing needs, demonstrating its innovation and ability to provide the right solution for our specific requirements.”

“Deploying our solution at Air China is a testament to NICE’s deep understanding of the special requirements of the Chinese contact center market,” said Raghav Sahgal, President of NICE APAC. “There are many new and exciting opportunities in this region, and we are investing in our solutions, including expanding their capabilities, in order to meet the needs of the local market.”

About Air China
Air China Limited ("Air China") and its predecessor, the former Air China, were founded in 1988.On December 15, 2004, Air China successfully listed in Hong Kong (SEHK: 0753) and London (LSE: AIRC).As of December 31, 2012, Air China (including its holding companies) owns 461 aircraft, featuring Boeing and Airbus, with an average age of 6.54 years. It operates 284 passenger routes, including 72 international routes, 15 regional routes and 197 domestic routes, covering 29 countries and regions, and 145 cities (45 international cities, 4 regions, and 96 domestic cities). In cooperation with Star Alliance member airlines, its service network is further extended to 1,329 destinations in 194 countries.www.airchina.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635,ir@nice.com, ET

Trademark Note:NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see:http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Sahgal are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.